
May 4, 2020

Michael Nefkins
Chief Executive Officer
Resideo Technologies, Inc.
901 E 6th Street
Austin, Texas 78702

      Re: Resideo Technologies, Inc.
          Form 8-K
          Filed February 26, 2020
          File No. 1-38635

Dear Mr. Nefkins:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed February 26, 2020

Exhibit 99, page 1

1.   We note your disclosure of Adjusted EBIDTA, a non-GAAP financial measure, precedes your disclosure of Net Income or Loss, the most directly comparable GAAP measure. Item 10(e)(1)(i)(A) of Regulation S-K requires that when a non-GAAP measure is presented the most directly comparable GAAP measure should be presented with equal or greater prominence. Please revise your presentation in future earnings releases accordingly.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services